MUFG Securities EMEA Plc – SBS
Amendments to Form SBSE A/A – July 2025

1. Updated Principal List to mirror NFA Principals – Section A
2. The "Date Title or Status Acquired" for Ivan Marcinko and Alex Pierre are the dates their NFA Principal status was made effective rather than the date they acquired their board/management titles as they are not members of the MUSE Board.
3. Amended the number of principals who are individuals from 12 to 14 – Applicant Data -Page 3 question 18